Exhibit 99.1

Neo-Concept International Announces Share Consolidation

HONG KONG, May 15, 2026 (GLOBE NEWSWIRE) – On May 8, 2026, Neo-Concept International Group Holdings Ltd (the “Company”) held the Company’s Extraordinary General Meeting (the “EGM”) , amongst which a share consolidation (the “Share Consolidation”) was approved by the shareholders, whereby every three (3) to every four hundred (400) issued and unissued shares (namely, both class A ordinary shares of par value US$0.0003125 each and class B ordinary shares of par value US$0.0003125 each) in the share capital of the Company (the “Range”), with the exact ratio to be set at a specific number within the Range to be determined by the board of directors of the Company in their discretion by not later than the Effective Date (the “Consolidation Ratio”), be consolidated into one (1) share (the “Consolidation Share(s)”), and such Consolidated Share(s) shall have the rights and be subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association (the “Share Consolidation”). The Share Consolidation was to be effective from such date and time to be determined by the board of directors of the Company which in any event shall not be later than 30 June 2026.

The Share Consolidation , within the Range that every eight (8) issued and unissued shares of the Company of US$0.0003125 par value each be consolidated into one (1) share of par value US$0.0025 each, shall be reflected with the Nasdaq Capital Market and in the marketplace at the open of business on May 19, 2026, whereupon the Class A ordinary shares will continue trading under the symbol “NCI” and under the new CUSIP Number of G6421C138.

About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management, serving customers located in the European and North American markets. It also sells its own branded fashion products under the brand “Les100Ciels” through retail stores in the UK and UAE, as well as the e-commerce platforms www.les100ciels.com and www.les100ciels.me.

NCI is dedicated to minimizing its environmental footprint by implementing various eco-friendly practices. It prioritizes recycling, clean processes, and traceable sourcing as part of its commitment to reducing environmental impact. Additionally, NCI actively seeks sustainable solutions throughout the garment production process, aiming to meet the needs of its customers in an environmentally responsible manner.

SAFE HARBOR STATEMENT

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Enquiries:

Neo-Concept International Group Holdings Limited Investor Relations Contact:

10/F, Seaview Centre

No.139-141 Hoi Bun Road

Kwun Tong, Kowloon, Hong Kong

(+852) 2798-8639

Email: ir@neo-ig.com